Exhibit 99.1

DDRM PROPERTIES LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

DDRM Properties LLC

Consolidated Financial Statements

Table of Contents

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

Contents

Independent Auditor’s Report	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Comprehensive Loss	3

Consolidated Statements of Members’ Capital	4

Consolidated Statements of Cash Flows	5-6

Notes to Consolidated Financial Statements	7-19

Independent Auditor’s Report

To DDR Corp. and DDR Manatee Master REIT, Inc.:

We have audited the accompanying consolidated financial statements of DDRM Properties LLC and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations and comprehensive loss, of members’ capital and of cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDRM Properties LLC and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

March 19, 2014

DDRM Properties LLC

Consolidated Balance Sheets

As of December 31, 2013 and 2012 (December 31, 2012 not Covered by Auditor’s Report)

	December 31,
	2013	2012
Assets
Real estate rental property:
Land	$383,411,136	$391,609,901
Building and building improvements	1,003,235,812	1,017,352,233
Tenant improvements	37,151,120	30,198,964

	1,423,798,068	1,439,161,098
Less accumulated depreciation	(230,197,884)	(193,762,245)

	1,193,600,184	1,245,398,853
Construction in progress	1,211,731	2,020,033

Real estate, net	1,194,811,915	1,247,418,886

Cash and cash equivalents	17,975,463	14,900,426
Restricted cash	1,736,460	1,065,436
Accounts receivable, net	13,333,507	11,644,747
Deferred financing costs, net of accumulated amortization of $8,271,929 as of 2013 and $7,064,710 as of 2012	4,409,801	5,406,266
Deferred lease costs, net of accumulated amortization of $8,074,823 as of 2013 and $5,951,356 as of 2012	11,072,432	9,594,336
Intangible assets, net of accumulated amortization of $38,087,247 as of 2013 and $32,501,585 as of 2012	4,847,529	10,716,741
Prepaid expenses and other assets	68,335	149,958

Total assets	$1,248,255,442	$1,300,896,796

Liabilities and Members’ Capital
Mortgage notes payable	$928,620,646	$923,332,693
Accrued interest	3,831,593	3,836,869
Accrued real estate taxes	1,786,332	1,787,545
Accounts payable and other accrued liabilities	12,602,897	15,231,491
Prepaid tenant rents	3,114,084	2,805,216
Tenant security deposits	3,113,882	2,938,119

Total liabilities	953,069,434	949,931,933

Members’ capital	293,465,108	348,705,163
Accumulated other comprehensive income	1,720,900	2,259,700

Total members’ capital	295,186,008	350,964,863

Total liabilities and members’ capital	$1,248,255,442	$1,300,896,796

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2013, 2012 and 2011

(Years Ended December 31, 2012 and 2011 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2013	2012	2011
Revenues from operations:
Minimum rents	$90,084,937	$89,734,536	$90,572,967
Percentage and overage rents	326,625	173,628	302,347
Recoveries from tenants	27,659,236	26,916,952	27,278,159
Ancillary and other income	1,322,406	1,870,732	1,834,007

Total revenues	119,393,204	118,695,848	119,987,480

Rental operation expenses:
Operating and maintenance	20,363,948	22,250,010	23,177,040
Real estate taxes	16,133,601	16,070,961	15,759,539
Asset management fees (Note 5)	3,661,690	3,661,690	3,661,690
Management fees (Note 5)	4,611,028	4,767,971	4,644,234
General and administrative	1,677,011	1,820,276	1,864,229
Depreciation and amortization	45,202,321	45,388,752	44,743,542
Impairment charges	25,234,220	—	7,231,145

Total expenses	116,883,819	93,959,660	101,081,419

Operating income	2,509,385	24,736,188	18,906,061

Other income (expense):
Interest income	3,183	1,976	7,062
Interest expense	(52,850,633)	(53,359,630)	(53,964,772)
Loss on debt extinguishment	(464)	(617)	(1,862)

	(52,847,914)	(53,358,271)	(53,959,572)

Loss from continuing operations	(50,338,529)	(28,622,083)	(35,053,511)

Discontinued operations:
Loss from discontinued operations	(33,001)	(463,678)	(8,095,313)
Loss on disposition of real estate	—	(226,476)	(928,897)

	(33,001)	(690,154)	(9,024,210)

Gain (loss) on disposition of real estate	131,475	579,139	(18,139)

Net loss	(50,240,055)	(28,733,098)	(44,095,860)

Other comprehensive loss:
Amortization of interest rate contracts	(538,800)	(538,800)	(538,800)

Comprehensive loss	$(50,778,855)	$(29,271,898)	$(44,634,660)

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Members’ Capital

For the Years Ended December 31, 2013, 2012 and 2011

(Years Ended December 31, 2012 and 2011 not Covered by Auditor’s Report)

Total
Balance at December 31, 2010	$431,871,421
Distributions	(3,500,000)
Net loss	(44,095,860)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2011	$383,736,761
Distributions	(3,500,000)
Net loss	(28,733,098)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2012	$350,964,863
Distributions	(5,000,000)
Net loss	(50,240,055)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2013	$295,186,008

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013, 2012 and 2011

(Years Ended December 31, 2012 and 2011 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2013	2012	2011
Cash flow from operating activities:
Net loss	$(50,240,055)	$(28,733,098)	$(44,095,860)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	45,202,321	45,501,279	45,925,331
Amortization of deferred financing costs and interest rate contracts	857,341	809,060	873,535
Amortization of above- and below- market leases, net	(743,477)	(743,477)	(2,242,029)
Amortization of debt discount and premium	(235)	2,279	221,797
Impairment charges	25,234,220	507,269	14,968,826
Loss on debt extinguishment	—	—	30,190
(Gain) loss on disposition of real estate	(131,475)	(352,663)	947,036
Changes in operating assets and liabilities:
Accounts receivable, net	(1,688,760)	4,469,051	1,720,739
Prepaid expenses and other assets	81,623	(15,611)	3,325
Accrued interest	(5,276)	(36,965)	(113,489)
Accrued real estate taxes	(1,213)	267,761	(368,141)
Accounts payable and other accrued liabilities	(1,280,529)	436,223	580,224
Prepaid tenant rents	308,868	812,600	(754,342)
Tenant security deposits	175,763	142,617	232,224

Total adjustments	68,009,171	51,799,423	62,025,226

Net cash provided by operating activities	17,769,116	23,066,325	17,929,366

Cash flow from investing activities:
Net proceeds from disposition of real estate	252,655	7,733,815	27,811,899
Construction of and improvements to real estate and related assets	(10,116,547)	(6,225,116)	(9,359,352)
Change in restricted cash	(671,024)	295,206	42,057
Payment of lease procurement costs	(4,047,675)	(3,620,681)	(3,267,264)

Net cash (used in) provided by investing activities	(14,582,591)	(1,816,776)	15,227,340

Cash flow from financing activities:
Proceeds of mortgage notes payable	17,000,000	—	—
Payments of mortgage notes payable	(11,711,812)	(8,790,510)	(33,382,406)
Payments of debt issuance cost	(399,676)	—	—
Distributions to Members	(5,000,000)	(3,500,000)	(3,500,000)

Net cash used in financing activities	(111,488)	(12,290,510)	(36,882,406)

Net change in cash and cash equivalents	3,075,037	8,959,039	(3,725,700)
Cash and cash equivalents at beginning of period	14,900,426	5,941,387	9,667,087

Cash and cash equivalents at end of period	$17,975,463	$14,900,426	$5,941,387

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013, 2012 and 2011

(Years Ended December 31, 2012 and 2011 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2013	2012	2011
Supplemental disclosure of non-cash operating and investing activities:

Write-off of fully amortized tenant improvements	$380,123	$506,103	$694,561
Write-off of fully amortized loan costs	188,922	76,200	105,180
Write-off of fully amortized deferred lease costs	513,793	473,280	638,905
Write-off of fully amortized intangible assets	283,550	395,561	202,329
Write-off of fully amortized below-market leases	—	—	1,274,945
Write-off of fully amortized building costs	—	1,195,123	—
Capital expenditures included in accounts payable and other accrued liabilities	753,264	1,248,859	—
Below-market lease adjustment included in real estate, net and accounts payable and other accrued liabilities	—	—	9,971,635

The foregoing transactions did not provide or use cash, and accordingly, are not reflected in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

1. Organization of Company

Background

DDRM Properties LLC (the “Company”) was formed in the state of Delaware on February 27, 2007 to acquire, own, operate and maintain shopping centers (the “Properties”) located throughout the United States. The Company first acquired the Properties on June 8, 2007.

The Company’s Members are DDR Corp. (“DDR”) and DDR Manatee Master REIT, Inc. (the “Master REIT”). The Master REIT is the Managing Member of the Company. DDR and the Master REIT have a 20% and 80% membership interest, respectively, and are collectively referred to as the “Members” and each, individually, a “Member.”

The Master REIT is responsible for the day-to-day management of the Company as the Managing Member. The Company has engaged DDR Property Management LLC (“DDRPM”), a wholly- owned subsidiary of DDR, to act as the Property Manager.

Nature of Business

The Company is engaged in the business of owning and operating shopping centers. The tenant base includes primarily national retail chains and local retailers. Consequently, the Company’s credit risk is concentrated in the retail industry. Adverse changes in general or local economic conditions could result in the inability of some tenants of the Company to meet their lease obligations and could adversely affect the Company’s ability to attract and retain tenants.

Revenues derived from the Company’s largest tenant Publix aggregated 14.2%, 14.1% and 14.7% of total revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

The Properties

The Company owned 59, 59 and 60 properties located in eleven states as of December 31, 2013, 2012 and 2011, respectively, which are each owned by a wholly-owned single member limited liability company. The total gross leasable area of the Properties is 8,185,405 square feet (unaudited), 8,184,315 square feet (unaudited), and 8,210,075 square feet (unaudited) as of December 31, 2013, 2012 and 2011, respectively.

During the year ended December 31, 2013, the Company received net proceeds of $252,655 for a land condemnation of approximately 0.17 (unaudited) acres of land adjacent to a shopping center. The net proceeds were utilized to pay down the outstanding debt. The Company sold one property and a land parcel during the year ended December 31, 2012 and received net proceeds of $7,733,815. A portion of the proceeds was used to pay down the existing debt. The Company sold three properties and a land parcel during the year ended December 31, 2011 and received net proceeds of $27,811,899.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

Significant Membership Terms

The Company’s profits and losses are allocated to the Members in proportion to their respective percentage interests.

The Company’s cash flows are distributed to the Members on a quarterly basis in proportion to their respective percentage interests.

The term of the Company shall continue in perpetuity until one of the first following events occurs: i) an election to dissolve the Company made by the Members; ii) the sale or disposition of all or substantially all of the Properties and other assets of the Company; iii) entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Act; iv) the liquidation and dissolution of the parent entity of the Master REIT; or v) any other circumstance requiring the liquidation of the Company pursuant to any provision of the Agreement or any other Fund Governing Document.

2. Summary of Significant Accounting Principles

Principles of Consolidation

The consolidated financial statements include the accounts of DDRM Properties LLC and its wholly-owned subsidiaries, all of which are limited liability companies. All significant intercompany balances and transactions have been eliminated.

Real Estate

Real estate assets are stated at cost less accumulated depreciation.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Building and building improvements	5 to 31.5 years
Tenant improvements	Useful lives, which approximate lease terms, where applicable

Depreciation expense on buildings and tenant improvements for the year ended December 31, 2013 was $36,815,763, which includes $380,123 related to the write-off of unamortized basis associated with the early termination of tenant leases. Depreciation expense on buildings and tenant improvements was $37,167,943, which includes $1,115,785 related to the write-off of unamortized basis associated with the demolition of a building for redevelopment and the early termination of tenant leases for the year ended December 31, 2012. Depreciation expense on buildings and tenant improvements was $37,715,409, which includes $379,255 related to the write-off of unamortized basis associated with the early termination of tenant leases for the year ended December 31, 2011. Expenditures for maintenance and repairs are charged to operations as incurred. Significant expenditures, which improve or extend the life of the asset, are capitalized.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

The Company reviews its real estate assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. The determination of undiscounted cash flows requires significant estimates made by management and is based on the most likely expected course of action at the balance sheet date based on current plans, intended hold periods and available market information. The determination of anticipated cash flows is inherently subjective and is based, in part, on assumptions regarding holding periods, future occupancy, rental rates and capital requirements that could differ materially from actual results. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. See Note 9 for a discussion related to impairment charges recorded during 2013, 2012 and 2011.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at acquisition to be cash equivalents. The Company maintains cash deposits with a major financial institution which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.

Restricted Cash

Pursuant to the provisions with the Company’s mortgage notes payable, funds are required to be held in escrow for the payment of real estate taxes and various capital expenditures. All such amounts are classified as restricted cash in the consolidated balance sheets.

Deferred Financing Costs

Costs incurred in obtaining long-term financing are capitalized and amortized. Amortization expense was $1,396,141, $1,347,860 and $1,412,335, for the years ended December 31, 2013, 2012 and 2011, respectively.

Deferred Lease Costs

Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term. Amortization expense was $2,637,260, $2,437,915 and $2,170,032, which includes $513,793, $180,861 and $408,289, related to the write-off of unamortized costs associated with the early termination of tenant leases for the years ended December 31, 2013, 2012 and 2011, respectively.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

Intangible Assets and Liabilities

Intangible assets and liabilities (in the case of below-market leases) generally consist of in-place leases, tenant relationships, above-market leases, and below-market leases, which were recorded at the time of acquisition of certain properties. Above- and below-market lease values are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the estimated term of any below-market, fixed-rate renewal options for below-market leases. The purchase price is further allocated to in-place lease values and tenant relationship values based on management’s evaluation of the specific characteristics of the acquired lease portfolio and the Company’s overall relationship with the anchor tenants. The value of in-place leases and tenant relationships are amortized to depreciation and amortization expense over the weighted-average remaining initial term of the lease (and expected renewal periods for tenant relationships); however, no amortization period for the intangible assets will exceed the remaining depreciable life of the building. Above- and or below-market leases are amortized over the remaining life of the respective leases (plus fixed-rate renewal periods for below-market leases) as a decrease or increase to minimum rent, respectively. The Company’s intangible assets and liabilities are comprised of the following (in thousands):

	Net Carrying value at December 31,			Amortization - For the years ended December 31,
	2013	2012	Useful Life	2013	2012	2011
In-place leases (1)	$3,810.3	$9,559.6	7 - 10 yrs	$5,749.3	$5,895.4	$6,039.9
Above-market leases	1,037.2	1,157.1	13 -16 yrs	119.9	119.9	126.8

	4,847.5	10,716.7

Below-market leases (liability) (2)	7,497.6	8,361.0	8 - 21 yrs	863.4	863.4	2,368.8	(3)

(1)	Includes value allocated to in-place leases, lease origination and tenant relationships.
(2)	Classified in accounts payable and other accrued liabilities in the consolidated balance sheets.
(3)	Includes $1,275.0 related to the write-off of unamortized basis associated with the early termination of tenant leases which increased minimum rent.

The net estimated amortization pertaining to the Company’s finite-lived intangible assets and liabilities for the five years ending December 31, is as follows:

2014	$1,918,859
2015	(187,678)
2016	(130,079)
2017	(423,932)
2018	(474,162)

In the event that a tenant terminates its lease, the unamortized portion of the intangible values is written off as an adjustment to revenue or expense, as appropriate.

Revenue Recognition

Minimum rents from tenants are recognized using the straight-line method over the lease term. Percentage and overage rents are recognized after the reported tenant’s sales have exceeded the applicable sales breakpoint. Revenues associated with tenant reimbursements are recognized in

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

the period in which the expenses are incurred based upon provisions of the individual tenant leases. Lease termination fees are generally recognized upon termination of a tenant’s lease and vacating the space with no further rights.

Income Taxes

The Company has elected to be treated as a partnership for federal income tax purposes. Accordingly, no provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns. The statutes of limitations for income tax returns remain open for the years 2010 through 2013.

Interest

Interest paid aggregated $51,998,803, $52,585,256 and $53,787,891 for the years ended December 31, 2013, 2012 and 2011, respectively.

Disposition of Real Estate

Gains from dispositions are recognized using the full accrual or partial sale methods, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred. Pursuant to the definition of a component of an entity and, assuming no significant continuing involvement or cash flows, the sale of a retail operating property is considered discontinued operations. Interest expense, which is specifically identifiable to the property, and the operations and gain or loss on sale are reported as discontinued operations.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

New Accounting Standards

Presentation of Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance on the presentation of comprehensive income. This guidance requires presentation of reclassification adjustments from other comprehensive income to net income in a single note or on the face of the financial statements. This guidance was effective for the Company on January 1, 2013. This guidance did not materially impact the Company’s consolidated financial statements.

3. Accounts Receivable

Accounts receivable, other than straight-line rents receivable, are expected to be collected within one year and are net of estimated unrecoverable amounts of $1,751,483 and $2,009,751 at December 31, 2013 and 2012, respectively. At December 31, 2013 and 2012, straight-line rents receivable, net of a provision for uncollectible amounts of $467,935 and $437,542, respectively, aggregated $6,267,332 and $5,815,988, respectively. The Company analyzes accounts receivable, tenant credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

4. Mortgage Notes Payable

The Company has the following mortgage notes payable outstanding:

	Carrying Value
	at December 31,		Interest Rate	Maturity Date
	2013	2012
2007 Pooled Secured Financing	$883,504,936	$883,819,266	5.60%	07/05/17
2010 Pooled Secured Financing	28,379,019	28,934,661	4.21%	04/11/15
2013 Pooled Secured Financing	16,736,691	—	3.56%	02/01/18

Separate Mortgage Notes Payable
Hilliard Rome Commons	—	10,157,190	5.87%	01/01/13
Meadow Square	—	421,341	6.72%	07/01/13

	$928,620,646	$923,332,458

Unamortized net premium on separate mortgage notes payable	—	235

	$928,620,646	$923,332,693

The cross-collateralized 2007 pooled secured financing requires monthly payments of interest only with the principal due at maturity. The financing agreement requires that the sale of any property collateralized by the mortgage notes payable be approved by the Lender.

The cross-collateralized 2010 pooled secured financing requires monthly payments of principal and interest, based upon a 30-year amortization schedule.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

In January 2013, the separate mortgage note payable for Hilliard Rome Commons was paid off at maturity. The Company obtained new mortgage financing for Hilliard Rome Commons and Heather Island Plaza (“2013 Pooled Secured Financing”) aggregating $17.0 million at a fixed interest rate of 3.56% with required monthly payments of principal and interest, based on a 30-year amortization schedule for a term of five years.

The Company repaid separate mortgage notes payable of $241,937 and $6,155,000 at maturity without penalty during the years ended December 31, 2013 and 2012, respectively. In 2011, the Company repaid six mortgage notes payable aggregating $32,003,000 and recorded a loss on debt extinguishment of $32,141, which consisted of prepayment fees and the write off of unamortized loan costs.

The number of properties collateralized and the net carrying value of the collateralized properties as of December 31, is as follows:

	Collateralized Properties		Net Carrying Value of Collaterized Properties
	2013	2012	2013	2012
2007 Pooled Secured Financing	52	52	$1,081,573,045	$1,122,505,257
2010 Pooled Secured Financing	3	3	65,953,125	72,136,496
2013 Pooled Secured Financing	2	—	28,047,901	—
Separate Property Mortgage Notes payable	—	2	—	37,182,108

	57	57	$1,175,574,071	$1,231,823,861

As of December 31, 2013, the scheduled principal payments of the mortgage notes payable for the next five years are as follows:

2014	$903,959
2015	28,135,241
2016	346,742
2017	883,866,030
2018	15,368,674

$928,620,646

5. Transactions with Related Parties

DDRPM is entitled to an asset management fee equal to 0.75% of the gross asset value for each property as defined in the limited partnership agreement. Asset management fees incurred by the Company aggregated $3,661,690, $3,685,834 and $3,849,562 for the years ended December 31, 2013, 2012 and 2011, respectively.

Management fees earned by DDR and DDRPM are determined pursuant to provisions set forth in the management and leasing agreement. The management fees earned by DDR and DDRPM

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

are determined at an amount equal to 4% of gross rental receipts and are charged to operations as incurred. Management fees incurred by the Company aggregated $4,611,028, $4,782,886 and $4,765,820 for the years ended December 31, 2013, 2012 and 2011, respectively.

DDR employees perform certain maintenance services at the Properties. Maintenance services incurred by the Company aggregated $616,956, $586,701 and $813,281 for the years ended December 31, 2013, 2012 and 2011, respectively.

DDR and DDRPM have the ability to earn leasing commissions for the rental of space to tenants in accordance with the management and leasing agreement. Lease commissions are calculated based on whether the lease is a new lease or renewal of an existing lease, the rental income earned over the life of the lease or the square footage the tenant will occupy under the lease. Lease commissions incurred by the Company aggregated $3,878,669, $2,694,953 and $2,461,484 for the years ended December 31, 2013, 2012 and 2011, respectively.

DDR and DDRPM have the ability to earn construction management fees which are determined in accordance with the management and leasing agreement. Except for the redevelopment or expansion of a property, construction management fees are calculated based on 5% of the cost of tenant improvements and other capital improvements, plus reimbursement of out of pocket costs and third party expenses. The construction management fee for a redevelopment or an expansion is determined by the Company and DDR and DDRPM in connection with the approval of development expenditures. The construction management fee is payable as costs for the work conducted are due and is subject to adjustment once the final costs for the work are determined. The Company records the construction management fees to buildings and tenant improvements, as appropriate, and is depreciated over the estimated useful life of the related asset. Construction management fees incurred by the Company aggregated $445,289, $292,973 and $402,071 for the years ended December 31, 2013, 2012 and 2011, respectively.

DDR has the ability to earn fees for performing legal services on behalf of the Company. Legal fees incurred by the Company aggregated $335,124, $395,370 and $407,649 for the years ended December 31, 2013, 2012 and 2011, respectively.

DDR employees perform certain tax preparation services on behalf of the Company. Tax preparation fees incurred by the Company aggregated $13,037, $12,867 and $12,480 for the years ended December 31, 2013, 2012 and 2011, respectively.

Ancillary income fees earned by DDR and DDRPM are equal to 25% of all funds received from ancillary income sources, as defined in the management and leasing agreement. Ancillary income fees incurred by the Company aggregated $281,492, $338,829 and $287,497 for the years ended December 31, 2013, 2012 and 2011, respectively. These fees were recorded within general and administrative expenses in the consolidated statements of operations.

In accordance with the management agreement, DDR arranges for insurance coverage from insurers authorized to do business in the United States, which provide liability, property and

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

flood coverage. In 2013 and 2012, the Company remitted to DDR insurance premiums associated with these insurance policies. In 2011, the Company remitted to DDR and National Property Protection Company, an affiliate of DDR, insurance premiums to fund the premiums associated with these insurance policies. Insurance premiums billed to the Company aggregated $5,201,344, $4,424,900 and $4,168,161 for the years ended December 31, 2013, 2012 and 2011, respectively.

Related Party Payables

As of December 31, 2013 and 2012, the Company had related party payables of $2,064,700 and $1,974,429, respectively. The amounts are included within accounts payable and other accrued liabilities on the consolidated balance sheets and represents amounts owed to DDR and DDRPM for the services and fees discussed above incurred pursuant to the property management and other service agreements.

6. Commitments and Contingencies

Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging from one to thirty years; and, in some cases, for annual rentals, which are subject to upward adjustments based on operating expense levels, sales volume, or contractual increases, as defined in the lease agreements.

The scheduled future minimum rents from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the subsequent five fiscal years ending December 31, are as follows:

2014	$85,682,792
2015	77,457,816
2016	64,647,422
2017	50,638,734
2018	39,163,112

The Company and its subsidiaries are subject to various legal proceedings, which, taken together, are not expected to have a material adverse effect on the Company. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by insurance. While the resolution of all matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s liquidity, financial position or results of operations.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

7. Derivative Instruments

Cash Flow Hedges

During 2007, the Company entered into treasury locks with a notional amount of $600.0 million. The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments related to the anticipated issuance of the mortgage notes payable. The treasury locks were terminated in connection with the issuance of $885.0 million in mortgage notes payable at the time the properties were acquired (Note 4). The effective portion of these hedging relationships has been deferred in accumulated other comprehensive income and will be reclassified into earnings over the term of the debt as an adjustment to interest expense. The Company expects that within the next 12 months it will reflect as an increase to earnings approximately $538,800 of the amount recorded in accumulated other comprehensive income.

The Company did not have any derivative financial instruments outstanding as of or during the years ended December 31, 2013, 2012 and 2011.

8. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable:

The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities.

Debt:

Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality and risk profile, the Company has determined the fair value of its debt to be $961,111,384 and $912,651,847 at December 31, 2013 and 2012, respectively.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.

9. Impairment Charges

Pursuant to the provisions of the standard, Accounting for the Impairment or Disposal of Long-Lived Assets, related to assets being held and used, the Company recorded impairment charges related to four, one and three properties aggregating $25,234,220, $507,269 and $14,968,826 during the years ended December 31, 2013, 2012 and 2011, respectively. The impairments were triggered by a change in the estimated holding period assumptions used in the impairment

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

calculation. One property was sold in 2012 and two properties were sold in 2011 and as a result were classified within discontinued operations (Note 10) for the years ended December 31, 2013, 2012 and 2011, respectively.

Measurement of Fair Value

The Company is required to assess the fair value of impaired real estate assets. The valuation of impaired real estate assets is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows, the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. Although, the Company may consider multiple valuation techniques when measuring the fair value, in certain circumstances, a single valuation technique may be appropriate.

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

Items Measured at Fair Value on a Non-Recurring Basis

The valuation techniques utilized by the Company were determined to fall under level 3 of the fair value hierarchy for the years ended December 31, 2013, 2012 and 2011, respectively.

	Fair Value Measurements (in millions)
	Level 1	Level 2	Level 3	Total	Total Impairment
December 31, 2013
Long-lived assets held and used	$—	$—	$41.7	$41.7	$25.2
December 31, 2012
Long-lived assets sold	—	—	6.8	6.8	0.5
December 31, 2011
Long-lived assets held and used	—	—	13.8	13.8	7.2
Long-lived assets sold	—	—	15.2	15.2	7.8

The following table presents quantitative information about the significant unobservable inputs used by the Company to determine the fair value of non-recurring items (in millions):

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value
	at December,
	2013	2012	Valuation Technique	Unobservable Input	Range

Impairment of long-lived assets	$41.7	$—	Income Capitalization Approach	Market Capitalization Rate	6.75%-9.25%(A)
			Discounted Cash Flow	Discount Rate	8.0%-10.5%(A)
				Terminal Capitalization Rate	6.75%-9.5%(A)

	—	6.8	Indicative Bid	Indicative Bid	N/A (B)

(A)	The fair value measurement was developed by third-party sources subject to the Company’s corroboration for reasonableness.
(B)	The fair value measurement was developed by third-party sources, based on a Purchase and Sale Agreement, subject to the Company’s corroboration for reasonableness.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012 and 2011

(Information for the Years Ended December 31, 2012

and 2011 not Covered by Auditor’s Report)

10. Discontinued Operations

The Company did not have any property sales in 2013. Discontinued operations for the year ended December 31, 2012 includes the results of operations and loss on sale of $226,476 related to the sale of one property during 2012. Discontinued operations for the year ended December 31, 2011 includes the results of operations of one property sold during the year ended December 31, 2012 and the results of operations and loss on sale of $928,897 related to the sale of three properties sold during the year ended December 31, 2011. Discontinued operations for the years ended December 31, 2013, 2012, and 2011 are as follows:

	2013	2012	2011
Revenues:
Minimum rents	$—	$278,601	$2,451,360
Percentage and overage rents	—	18,898	(14,906)
Recoveries from tenants	—	60,464	655,083
Ancillary and other income	131	1,608	33,438

Total revenues	131	359,571	3,124,975

Expenses:
Operating and maintenance	3,153	129,986	769,719
Real estate taxes	—	12,574	303,612
Management fees	—	14,915	121,586
Asset management fees	—	24,144	187,872
General and administrative	29,981	21,834	82,883
Depreciation and amortization	—	112,527	1,181,789
Impairment charges	—	507,269	7,737,681

Total expense	33,134	823,249	10,385,142

Other income (expense)
Interest income	2	—	94
Interest expense	—	—	(804,961)
Loss on debt extinguishments	—	—	(30,279)

	2	—	(835,146)

Loss before loss on disposition of real estate	(33,001)	(463,678)	(8,095,313)
Loss on disposition of real estate	—	(226,476)	(928,897)

Loss from discontinued operations	$(33,001)	$(690,154)	$(9,024,210)

11. Subsequent Events

In accordance with ASC No. 855, Subsequent Events, the Company has evaluated subsequent events through the date of the Independent Auditor’s Report, the date the Company’s financial statements were available to be issued.